UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

BeyondSpring Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G10830100

(CUSIP Number)

july 19, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G10830100	Page 2 of 10 Pages

1.		Name of Reporting Persons Decheng Capital China Life Sciences USD Fund II, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 775,870[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 775,870[1]
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 775,870[1]
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 3.0%[2]
12.		Type of Reporting Person (See Instructions) PN

(1) As described in Item 5 below, Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”), Decheng Capital Management II (Cayman), LLC (“Fund II GP”), and Xiangmin Cui (“Cui”) beneficially own 775,870 ordinary shares of the Issuer. All of these shares are held directly by Fund II. The Fund II GP is the general partner of Fund II and Cui is the sole manager of the Fund II GP. Each of Fund II GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund II.

(2) This percentage is calculated based upon 25,964,190 outstanding ordinary shares of the Issuer as of July 19, 2019, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on July 18, 2019.

CUSIP No. G10830100	Page 3 of 10 Pages

1.		Name of Reporting Persons Decheng Capital Management II (Cayman), LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 775,870[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 775,870[1]
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 775,870[1]
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 3.0%[2]
12.		Type of Reporting Person (See Instructions) OO

(1) As described in Item 5 below, Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”), Decheng Capital Management II (Cayman), LLC (“Fund II GP”), and Xiangmin Cui (“Cui”) beneficially own 775,870 ordinary shares of the Issuer. All of these shares are held directly by Fund II. The Fund II GP is the general partner of Fund II and Cui is the sole manager of the Fund II GP. Each of Fund II GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund II.

(2) This percentage is calculated based upon 25,964,190 outstanding ordinary shares of the Issuer as of July 19, 2019, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on July 18, 2019.

CUSIP No. G10830100	Page 4 of 10 Pages

1.		Name of Reporting Persons Decheng Capital China Life Sciences USD Fund III, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 775,870[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 775,870[1]
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 775,870[1]
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 3.0%[2]
12.		Type of Reporting Person (See Instructions) PN

(1) As described in Item 5 below, Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), Decheng Capital Management III (Cayman), LLC (“Fund III GP”), and Xiangmin Cui (“Cui”) beneficially own 775,870 ordinary shares of the Issuer. All of these shares are held directly by Fund III. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund III.

(2) This percentage is calculated based upon 25,964,190 outstanding ordinary shares of the Issuer as of July 19, 2019, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on July 18, 2019.

CUSIP No. G10830100	Page 5 of 10 Pages

1.		Name of Reporting Persons Decheng Capital Management III (Cayman), LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 775,870[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 775,870[1]
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 775,870[1]
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 3.0%[2]
12.		Type of Reporting Person (See Instructions) OO

(1) As described in Item 5 below, Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), Decheng Capital Management III (Cayman), LLC (“Fund III GP”), and Xiangmin Cui (“Cui”) beneficially own 775,870 ordinary shares of the Issuer. All of these shares are held directly by Fund III. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund III.

(2) This percentage is calculated based upon 25,964,190 outstanding ordinary shares of the Issuer as of July 19, 2019, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on July 18, 2019.

CUSIP No. G10830100	Page 6 of 10 Pages

1.		Name of Reporting Persons Xiangmin Cui
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,551,740[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,551,740[1]
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,551,740[1]
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 6.0%[2]
12.		Type of Reporting Person (See Instructions) IN

(1) As described in Item 5 below, Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”) and Decheng Capital Management II (Cayman), LLC (“Fund II GP”) beneficially own 775,870 ordinary shares of the Issuer; Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”) and Decheng Capital Management III (Cayman), LLC (“Fund III GP”); beneficially own 775,870 ordinary shares of the Issuer and Xiangmin Cui (“Cui”) beneficially owns 1,551,740 ordinary shares of the Issuer. 775,870 of these shares are held directly by Fund II and 775,870 of these shares are held directly by Fund III. The Fund II GP is the general partner of Fund II and Cui is the sole manager of the Fund II GP. Each of Fund II GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund II. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund III.

(2) This percentage is calculated based upon 25,964,190 outstanding ordinary shares of the Issuer as of July 19, 2019, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on July 18, 2019.

CUSIP No. G10830100	Page 7 of 10 Pages

Item 1(a)	Name of Issuer

BeyondSpring Inc. (the “Issuer”)

Item 1(b) Address of Issuer's Principal Executive Offices

28 Liberty Street, 39th Floor

New York, New York 10005

Item 2(a)	Name of Person Filing

This Schedule 13G is filed by (i) Decheng Capital China Life Sciences USD Fund II, L.P. (“Fund II”), a Cayman Islands exempted limited partnership, (ii) Decheng Capital Management II (Cayman), LLC (the “Fund II GP”), a Cayman Islands limited liability company, (iii) Xiangmin Cui (“Cui”), (iv) Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), a Cayman Islands exempted limited partnership, and (v) Decheng Capital Management III (Cayman), LLC (the “Fund III GP”), a Cayman Islands limited liability company (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence

3000 Sand Hill Road, Building 2, Suite 110

Menlo Park, California 94025

Item 2(c)	Citizenship

Each of Fund II and Fund III is a Cayman Islands exempted limited partnership, each of the Fund II GP and the Fund III GP is a Cayman Islands limited liability company and Cui is a citizen of the United States.

Item 2(d)	Title of Class of Securities

Ordinary Shares, par value $0.0001 per share

Item 2(e)	CUSIP Number

G10830100

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: As of the date hereof, Fund II is the record owner of 775,870 ordinary shares of the Issuer and Fund III is the record owner of 775,870 ordinary shares of the Issuer. The Fund II GP is the general partner of Fund II and Cui is the sole manager of the Fund II GP, while the Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund II GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund II, and each of Fund III GP and Cui may be deemed to share voting and dispositive power over the shares held directly by Fund III. As such, Fund II GP may be deemed to beneficially own the shares held by Fund II, Fund III GP may be deemed to beneficially own the shares held by Fund III, and Cui may be deemed to beneficially own the shares held by Fund II and Fund III.

(b) Percent of class: Each of Fund II, Fund II GP, Fund III and Fund III GP may be deemed to beneficially own 3.0% of the Issuer’s outstanding ordinary shares, Cui may be deemed to beneficially own 6.0% of the Issuer’s outstanding ordinary shares, and the Reporting Persons in the aggregate may be deemed to beneficially own 6.0% of the Issuer’s outstanding ordinary shares. These percentages are calculated based upon 25,964,190 outstanding ordinary shares of the Issuer as of July 19, 2019, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on July 18, 2019.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: None of the Reporting Persons have the sole power to direct the vote of the ordinary shares.

(ii) Shared power to vote or to direct the vote: Each of Fund II, Fund II GP, Fund III and Fund III GP shares power to vote or direct the vote of 775,870 ordinary shares. Cui shares power to vote or direct the vote of 1,551,740 ordinary shares.

CUSIP No. G10830100	Page 8 of 10 Pages

(iii) Sole power to dispose or to direct the disposition of: None of the Reporting Persons have the sole power to dispose or to direct the disposition of the ordinary shares.

(iv) Shared power to dispose or to direct the disposition of: Each of Fund II, Fund II GP, Fund III and Fund III GP shares power to dispose or to direct the disposition of 775,870 ordinary shares. Cui shares power to dispose or to direct the disposition of 1,551,740 ordinary shares.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G10830100	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2019.

Decheng Capital China Life Sciences USD Fund II, L.P.

By its General Partner

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital China Life Sciences USD Fund III, L.P.

By its General Partner

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Xiangmin Cui

By:	/s/ Xiangmin Cui

EXHIBITS

A:	Joint Filing Agreement

CUSIP No. G10830100	Page 10 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of BeyondSpring Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of August 2, 2019.

Decheng Capital China Life Sciences USD Fund II, L.P.

By its General Partner

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital China Life Sciences USD Fund III, L.P.

By its General Partner

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Xiangmin Cui

By:	/s/ Xiangmin Cui